Mail Stop 3561

September 30, 2009

Marc Sherman, Chief Executive Officer
QSGI INC.
400 Royal Palm Way
Palm Beach, Florida 33480

> **Re:** **QSGI INC.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 14, 2009**
> **File No. 1-32620**

Dear Mr. Sherman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your annual report on Form 10-K for the year ended December 31, 2008 in response to these comments. You should comply with the comments regarding your quarterly report on Form 10-Q for the period ended March 31, 2009 in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your website, www.qsgi.com, is still operational but the information on the website has not been updated to include the most recent information about you. For example, among other omissions, you have not included any information

regarding your bankruptcy filing, your new board composition, your new trading information, and your new reporting modifications. Please update your website or tell us why this is not appropriate.

Form 10-K for the Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 34

2. We note your statement in the subsection entitled, "Evaluation of Disclosure Controls and Procedures," that your disclosure controls and procedures as of the end of the period covered by this report "were not effective, due to the material weaknesses in internal control over financial reporting described below." However, in the subsequent subsection entitled, "Management's Report on Internal Control Over Financial Reporting," you state that your "management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2008, [y]our internal control over financial reporting was effective." Please explain why you believe that your disclosure controls and procedures were ineffective based on material weaknesses in your internal control over financial reporting, but that your internal control over financial reporting was effective. Also, please disclose the material weaknesses in your internal control over financial reporting and the actions you have undertaken or plan to undertake, if any, to eliminate the material weaknesses. We may have further comments upon reading your response and revisions.

3. Please disclose whether there were any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

4. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, we note that you inappropriately include the titles of the individuals signing these certificates in the introductory paragraphs of the certifications you filed with this annual report and with the certifications you filed with your quarterly report on Form 10-Q for the period ended March 31, 2009. As another example, in this annual report, we note that you have omitted the language regarding your officers' responsibility for establishing and maintaining your internal control over financial reporting and the reference to Exchange Act Rules 13a-15(f) and 15d-15(f) in the initial part of paragraph 4 and you have omitted paragraph 4.b of the certifications, which are required by Item 601(b)(31) of Regulation S-K.

Please amend your annual report on Form 10-K for the year ended December 31, 2008 to include revised 302 certifications that use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

Also, please confirm for us, if true, that the inclusion of the titles of the individuals signing the certifications in your quarterly report on Form 10-Q for the period ended March 31, 2009 was not meant to limit their liability. Further, please confirm that, in future filings, you will revise your 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Signatures, page 49

5. Your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or comptroller, and a majority of your directors, or your document must be signed by persons performing similar functions. See General Instruction D(2)(a) of Form 10-K. Please have your principal executive officer, your principal financial officer, your principal accounting officer or comptroller, and a majority of your directors sign the document and indicate which individuals hold these titles. If one of the individuals who signed the document holds more than one of these titles, please include all of the individual's the titles below the signature.

Form 10-Q for the Period Ended March 31, 2009

Item 4. Controls and Procedures, page 19

6. Based upon your current report on Form 8-K filed on May 7, 2009, on May 6, 2009, Eric Nelson replaced Edward L. Cummings as your Chief Financial Officer and Mr. Cummings became your Vice President of Finance and Comptroller. In this regard, we note your statement that it is the responsibility of your Chief Executive Officer and your Vice President of Finance to ensure that your disclosure controls and procedures are effective. Also, we note that the certification you filed as Exhibit 31.2 to your quarterly report on Form 10-Q for the period ended March 31, 2009 was signed by Mr. Cummings on May 14, 2009. Item 307 of Regulation S-K requires that you disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Similarly, the certifications required by Rules 13a-14(a) or 15d-14(a) under the Exchange Act must be signed by your principal executive officer and principal financial officer, or persons performing similar functions.

Therefore, if true, please confirm for us that Mr. Cummings was either your principal financial officer or he was performing similar functions. If you cannot confirm that Mr. Cummings was your principal financial officer or that he was performing similar functions as your principal financial officer, please provide Mr. Nelson's conclusion regarding the effectiveness of your disclosure controls and procedures at the end of the period covered by the report and a signed Exhibit 31.2 certification from Mr. Nelson. We may have further comment upon reading your response or your revisions.

Evaluation of Disclosure Controls and Procedures, page 19

7. We note the last sentence in this subsection in which you state that your Chief Executive Officer and your Vice President of Finance concluded that your disclosure controls and procedures are effective. However, based on the language you use in the rest of this subsection, it is unclear whether these individuals have concluded that, in fact, your disclosure controls and procedures were effective as of the end of the period covered by the report. Therefore, please revise this entire subsection to state in clear and unqualified language, the conclusions reached by your principal executive officer and principal financial officer, or persons performing similar functions, regarding whether your disclosure controls and procedures are effective as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

8. In this regard, the definition you provide of disclosure controls and procedures in the first paragraph of this subsection is incorrect. Currently, you state that you "maintain disclosure controls and procedures designed to provided reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis," and that your disclosure controls and procedures "include mandatory communication of material events, automated accounting processing and reporting, management review of monthly results and an established system of internal controls." Instead, if true, please state that your disclosure controls and procedures are designed to ensure that information required to be disclose by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by our rules and forms, and that your disclosure controls and procedures are designed also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

9. Also, we note your statements that your disclosure controls and procedures were designed to provide reasonable assurance that they meet their objectives, and we note your discussion of the meaning of this reasonable assurance level in the second paragraph of this subsection. If true, please disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at this reasonable assurance level. In the alternative, please

remove your references to and discussion of reasonable assurance as it relates to your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

10. Finally, we note your statement in the third paragraph of this subsection in which you state that the "evaluation of Disclosure Controls included a review of the controls' objectives and design, [y]our implementation of the controls and the effect of the controls on the information generated for use in this Form 10-Q." Please state, if true, that management's evaluation of your disclosure controls and procedures is consistent with the evaluation required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act and your disclosure in this paragraph is not intended to limit management's liability with respect to this evaluation. Alternatively, please remove this paragraph.

Changes in Internal Control Over Financial Reporting, page 20

11. In this subsection, you state that there have been no changes to your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, in the prior subsection, you state that your "efforts to strengthen financial and internal controls continue" and that there have been no "significant" changes in your "internal controls, or in other factors, which would significantly affect these controls subsequent to the date of evaluation." In future filings, please omit these statements and state clearly that, if true, there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose those changes.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director